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September 1, 2023

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance – Office of Real Estate & Construction

100 F Street, N.E.

Washington, D.C. 20549-3010

Re:	Fundrise Growth eREIT III, LLC Amendment No. 1 to Offering Statement on Form 1-A Offering Statement on Form 1-A Filed July 18, 2023 File No. 024-12267

Dear Staff of the Division of Corporation Finance:

This letter is submitted on behalf of Fundrise Growth eREIT III, LLC (the “Company”) in response to a comment letter from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated August 4, 2023 (the “Comment Letter”) with respect to the Company’s Amendment No. 1 to the Offering Statement on Form 1-A filed with the Commission on June 2, 2023 (the “Offering Statement”). The responses provided are based upon information provided to Goodwin Procter LLP by the Company.

For your convenience, the Staff’s comments have been reproduced in bold italics herein with responses immediately following the comments. Defined terms used herein but not otherwise defined have the meanings given to them in the Offering Statement, as amended.

Amendment No. 1 to Offering Statement on Form 1-A

General

1.

We note your response to prior comment 1. Additionally, we note your $30 million investment in a non-controlling member interest in SW4 JV LP. We also note that it appears SW4 JV LP is controlled by American Landmark Apartments. Accordingly, it appears that American Landmark Apartments is also your sponsor. Please provide the disclosure referenced in Industry Guide 5. Please provide the prior performance narrative and prior performance tables for American Landmark Apartments required by Item 8. Refer to Release No. 33-6900 (June 17, 1991), Item 7(c) of Part II of Form 1-A and CF Disclosure Guidance Topic No. 6.

The Company does not believe that Industry Guide 5 disclosure is required or necessary given that (i) SW4 JV LP is not unilaterally controlled by American Landmark Apartments(“ALA”) and the Company’s investment in the SW4 JV LP is not a passive investment, (ii) ALA is not the Company’s sponsor and (iii) the Company is not a blind pool.

The investment in SW4 JV LP is not unilaterally controlled by ALA and is not a passive investment of the Company

Although the Company is not the general partner of SW4 JV LP, the Company holds approximately 51% of the outstanding partnership interests in SW4 JV LP and has significant control rights in connection with its investment, including, but not limited to, the ability to remove ALA as the manager of SW4 JV LP with cause. In addition, pursuant to the terms of the limited partnership agreement of SW4 JV LP, the Company’s approval is required for all major decisions of SW4 JV LP, including but not limited to:

●	the sale or leasing of any assets;
●	liquidation or merger of the limited partnership;
●	financing or incurrence of debt;
●	approval of general contractor and property management agreements and entry into certain other contracts;
●	agreeing to a change in subdivision or zoning of the property;
●	filing of bankruptcy;
●	acquiring any additional property;
●	admit any additional members;
●	hire or retain any employees;
●	change attorneys, accountants, auditors or tax advisors, or change the accounting methods employed by the partnership;
●	deviate from a budget approved by the Company for any amounts greater than $10,000;
●	materially modify standard for residential leases; and
●	open or change any bank account.

In accordance with U.S. GAAP ASC 810: Consolidation, the Company does not consolidate SW4 JV LP for financial reporting purposes because the Company does not have a controlling financial interest as the Company does not have A unilateral liquidation right and does not have the unilateral right to remove ALA as manager without cause, among other factors.

Further, the Company is not a passive investor in SW4 JV LP as it has significant control rights.

Guide 5 defines the term “sponsor” as being the general partner and its affiliates, including promoters of the partnership, and all persons that, directly or indirectly through one or more intermediaries, control or are controlled by, or are under common control with, such general partner(s) or promoters. Although not included in the SEC rules or guidance, the NASAA Statement of Policy Regarding Real Estate Programs defines sponsor as “[a]ny person directly or indirectly instrumental in organizing, wholly or in part, a REIT or any person who will control, manage or participate in the management of a REIT, and any affiliate of such person.” ALA does not meet either definition of a sponsor as it pertains to the Company. ALA does not serve as the general partner or equivalent of the Company, it does not control the Company and it was not instrumental in organizing the Company (e.g., ALA did not form the Company, did not provide its seed capital, did not assist in the preparation of any of its offering documents, has no authority or control over the asset allocation of the Company, and the Company had no direct affiliation with ALA prior to the Company's investment in SW4 JV LP).

Indeed, by any definition, the sponsor of the Company was and is Rise Companies Corp., given that Rise Company Corp. organized the Company, provided the Company's seed capital (along with its controlled affiliate, Fundrise, LP) of $100,000, and controls the Company through its wholly owned subsidiary, Fundrise Advisors, LLC, which acts as the Company’s external manager and controls the asset allocation. At no time since its inception to today has ALA had any direct or indirect control over the Company, with such control residing solely with Fundrise Advisors, LLC, a wholly owned subsidiary of the Company's sponsor, Rise Companies Corp.

Further, while the Company is no longer a blind pool (as discussed further below), at the time of its initial formation and offering qualification, the Company was a blind pool that had not identified any potential investments. Indeed, the Company had neither identified nor began underwriting the investments that ultimately are held in SW4 JV LP until sometime in April 2019, more than two months after the Company qualified its first offering under Regulation A. Finally, the Company was at no time prior to the execution of the investment documents for SW4 JV LP, in June of 2019, obligated to consummate the transaction.

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The Company is not a blind pool

As noted in the Company’s prior response, the Company has been in operation since October 5, 2018 and has been subject to the periodic filing obligations under Regulation A, including five years of Annual Reports on Form 1-K. As described in the Offering Statement, the Company has previously raised approximately $49.5 million pursuant to Regulation A and has invested approximately $41.7 million in two assets. We respectfully submit that this offering, therefore, is not a blind pool offering subject to Industry Guide 5. This approach is consistent with the approach other non-traded REITs that register their offerings on Form S-11 take once they have initiated operations and have begun deploying capital.

As such, the Company does not believe any additional disclosure regarding ALA is required or appropriate.

2.

We note that your $30 million investment in a non-controlling member interest in SW4 JV LP is 83.5% of total assets. Please provide a detailed legal analysis explaining why you believe you are not an “investment company” as defined in the Investment Company Act of 1940 (the “1940 Act”). Please tell us which exclusions from the 1940 Act you are relying on (if any) and provide us with a detailed legal analysis supporting your determination that an exclusion is available to you. Your analysis should include all facts upon which your determination is based. Please note that we may have further comments after reviewing your response.

The Company respectfully advises the Staff that it is incorrect to label its ownership interest in SW4 JV LP as a “non-controlling member interest” because SW4 JV LP is a majority-owned joint venture subsidiary of the Company, and thus the Company’s ownership interests in SW4 JV LP are not investment securities for purposes of determining whether the Company would be required to register as an investment company under the 1940 Act.

Specifically, the Company conducts its operations so that neither the Company, nor any of its subsidiaries, is required to register as investment companies under the 1940 Act. Section 3(a)(1)(A) of the 1940 Act defines an investment company as any issuer that is or holds itself out as being engaged primarily in the business of investing, reinvesting or trading in securities. Section 3(a)(1)(C) of the 1940 Act defines an investment company as any issuer that is engaged or proposes to engage in the business of investing, reinvesting, owning, holding or trading in securities and owns or proposes to acquire investment securities having a value exceeding 40% of the value of the issuer’s total assets (exclusive of U.S. government securities and cash items) on an unconsolidated basis. Excluded from the term “investment securities”, among other things, are U.S. government securities and securities issued by majority-owned subsidiaries that are not themselves investment companies and are not relying on the exception from the definition of investment company set forth in Section 3(c)(1) or Section 3(c)(7) of the 1940 Act.

The Company holds real estate and real estate-related assets (i) directly, (ii) through wholly-owned subsidiaries, (iii) through majority-owned joint venture subsidiaries, and (iv) to a lesser extent, through minority-owned joint venture subsidiaries.

The Company’s majority-owned joint venture subsidiaries are “joint venture” interests falling within the guidance presented in the SEC no-action letters New World Associates (Aug 19, 1985), ML Research and Development Partners I, L.P. (Sept 24, 1984), and Pacesetter I, L.P. (Jul. 18, 1986) (collectively, the “No-Action Letter Precedents”) and other precedents which establish that an ownership interest should not be treated as a “security” or “investment security” under the 1940 Act where a combination of control features – which may include involvement in management and operation of the underlying business; particular expertise relevant to the underlying business; veto rights related to certain decisions; relative size of ownership; level of negotiations involved in connection with the establishment of the overall relationship; restrictions on transfer; etc. – are present.

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In particular, the Company respectfully directs the Staff to Pacesetter I, L.P., whose facts closely mirror the joint-venture arrangement between the Company and ALA (i.e., where there are two co-venturers investing alongside one another, but one party operates the day to day operations, while the other party retains significant control), but with the significant difference that the Company’s control rights in SW4 JV LP (as detailed above in Comment 1) are materially stronger, more extensive, and more robust than those described in Pacesetter.

In addition, we note that all three of the No-Action Letter Precedents cited above discuss the factors first provided in Williamson v. Tucker 645 F.2d 404 (5th Cir.), cert. denied 454 U.S. 897 (1981). To quote in Pacesetter:

In Williamson, the court adopted an “economic realities” test and stated that “the mere fact that an investment takes the form of a general partnership or joint venture does not inevitably insulate it from the reach of the federal securities laws.” Williamson, 645 F.2d at 422.

Under the economic realities approach, the determination of whether an interest constitutes an investment contract must be made by examining the investor’s right to participate in the control of the enterprise and its ability to exercise such right. Under such an approach not only could a limited partnership interest be deemed not an investment contract, […], but also a general partnership interest or a joint venture interest may be found to be an investment contract, See, e.g., McConell, 574 F. Supp., at 784-87 (involving a joint venture agreement granting sole and complete management control to managing partner, including the ability to finance, refinance property, compromise claims, improve property and negotiate sales).

The Williamson court hypothesized three instances in which a joint venture or general partner may be found to be so dependent upon the promoter or manager of the enterprise that his investment constitutes an investment contract:

(i) the general partner or venturer has irrevocably delegated his partnership or venture powers; or

(ii) the general partner or venturer is incapable of exercising his partnership or venture powers due to lack of either experience or knowledge; or

(iii) the general partner or joint venturer is so dependent on particular expertise of the promoter or manager that he has no reasonable alternative to reliance on that person.

When considering the factors laid out in Williamson, and reiterated in the No-Action Letter Precedents, it is clear that the Company’s investment in SW4 JV LP does not constitute an investment contract.

(i) The general partner or venturer has irrevocably delegated his partnership or venture powers;

The Company respectfully advises the Staff that it retains all of its rights, powers and authorities to be involved in the management of SW4 JV LP as outlined in response to Comment 1 above.

(ii) The general partner or venturer is incapable of exercising his partnership or venture powers due to a lack of either experience or knowledge.

The Company respectfully advises the Staff that it is managed solely by Fundrise Advisors, a registered investment advisor and wholly-owned subsidiary of the Company’s sponsor, Rise Companies Corp. As of June 30, 2023, Rise Companies Corp., through Fundrise Advisors, had approximately $3.19 billion in assets under management, the vast majority of which is real estate wholly-owned by REITs managed by Fundrise Advisors. The senior management of Rise Companies Corp. has over 40 years of experience working in the real estate industry.

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In addition, over the past decade, Rise Companies has sponsored twenty-one (21) separate real estate funds that have qualified offerings under Regulation A promulgated under the Securities Act, two (2) separate real estate funds registered and offering securities under the 1940 Act, one (1) technology fund registered and offering securities under the 1940 Act, as well as numerous vehicles raising or that have raised capital via Rule 506(c) of Regulation D of the Securities Act.

Accordingly, the Company respectfully submits that it, its manager (Fundrise Advisors) and its sponsor (Rise Companies) have sufficient knowledge and experience to effectively wield its powers under the governing documents of SW4 JV LP.

(iii) The general partner or joint venturer is so dependent on particular expertise of the promoter or manager that he has no reasonable alternative to reliance on that person.

The Company respectfully advises the Staff that it is not, and never has been, dependent on the expertise of ALA and is not, and never has been, reliant on ALA in making its investment decisions. As discussed more thoroughly above, the Company has sufficient knowledge, experience and power to direct its own actions, as well as control the major decisions made by SW4 JV LP, without reliance or dependence on ALA.

Lastly, and as noted in response to Comment 1 above, the Company squarely fits into the Staff's prior precedents as it is the controlling member of SW4 JV LP, holding approximately 51% of the outstanding partnership interests, and the Company’s approval is required for major decisions of SW4 JV LP. The 1940 Act defines a majority-owned subsidiary of a person as a company 50% or more of the outstanding voting securities of which are owned by such person, or by another company which is a majority-owned subsidiary of such person. The Company treats subsidiaries of which the Company’s agreement is required for all major decisions affecting the subsidiaries (“Controlled Subsidiaries”), as majority-owned subsidiaries, consistent with prior Staff precedent that voting rights are not the exclusive way to meet the definition of a majority owned subsidiary, and that control can be established outside of technical voting rights (see SEC no-action letters Pengrowth Energy Trust (Jan. 27, 2000) and Farley Inc. (Apr. 15, 1988). The Company reached this conclusion on the basis that the interests issued by the Controlled Subsidiaries are the functional equivalent of voting securities. As a result, the Company has concluded that SW4 JV LP is a majority owned subsidiary and that the Company is not an investment company as defined in the 1940 Act.

Accordingly, the Company respectfully submits that it conducts its operations so that neither the Company, nor any of its subsidiaries, is required to register as investment companies under the 1940 Act.

* * * * *

If you have any questions or would like further information concerning the Company’s responses to the Comment Letter, please do not hesitate to contact me at (212) 813-8842 or Bjorn J. Hall at (202) 584-0550.

Sincerely,

/s/ Mark Schonberger

Mark Schonberger

cc:	Via E-mail
Benjamin S. Miller, Chief Executive Officer
Bjorn J. Hall, General Counsel and Secretary
Michelle A. Mirabal, Deputy General Counsel
Rise Companies Corp.

Patrick Wilson, Esq.
Goodwin Procter LLP

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